EXHIBIT 99.1

Neptune Announces Preliminary Q3 Results

  Q3 Sales up 16 percent over Q2 to $5.1 million
  Cash levels grow to $5.0 million, up from $3.4 million at end of Q21
  Plant output continues to exceed expectations and Project Turbo remains on track

LAVAL, Quebec, Dec. 7, 2015 (GLOBE NEWSWIRE) -- Neptune Technologies & Bioressources Inc. ("Neptune" or the "Corporation") (NASDAQ:NEPT) (TSX:NTB), announces preliminary selected results for the third quarter ended November 30, 2015,  All amounts in Canadian dollars.

Based on preliminary results for the third quarter, Neptune expects revenue from sales of $5.1 million. This represents a 16 percent increase over the second quarter ending August 31, 2015, reflecting a growing and more diverse customer base. Cash and short-term investments were approximately $5.0 million at quarter end, up from $3.4 million at the end of the second quarter ending August 31, 2015.

"These preliminary results are in line with estimates provided in our most recent business update, with our closing cash balance coming in at the higher end of our targeted range," highlighted Jim Hamilton, President and CEO of Neptune. "Furthermore, production levels at our Sherbrooke plant continue to exceed our expectations and we are pleased with the traction being made with Project Turbo, a company-wide initiative to drive efficiencies and heighten operating performance. We expect this to have a meaningful impact on margins in upcoming quarters."

Neptune cautions that the information contained in this press release is preliminary and is based on information currently available. Full financial disclosure is expected to be made on or about January 12, 2016.

1 Neptune Nutraceutical segment.

About Neptune Technologies & Bioressources Inc.

Neptune is a biotechnology company engaged primarily in the development and commercialization of marine-derived omega-3 polyunsaturated fatty acids (''PUFAs''). Neptune has a patented process of extracting oils from Antarctic krill, and principally sells omega-3 PUFAs as bulk oil to Neptune's distributors who commercialize them under their private label primarily in the U.S., European and Australian nutraceutical markets. Neptune's products generally come in bulk oil or capsule form and serve as a dietary supplement to consumers. Neptune's head office is located at 545 Promenade du Centropolis, Suite 100, Laval, Quebec.

Through its subsidiary Acasti Pharma Inc. ("Acasti"), in which Neptune holds approximately 48% of the participating and voting rights, Neptune is also pursuing opportunities in the medical food and prescription drug markets. Acasti focuses on the research and development of safe and therapeutically effective compounds for highly prevalent atherosclerotic conditions, such as cardiometabolic disorders and cardiovascular diseases. Its lead prescription drug candidate is CaPre®, a purified high omega-3 phospholipid concentrate derived from Neptune krill oil being developed to address the prevention and treatment of cardiometabolic disorders, including hypertriglyceridemia, which is characterized by abnormally high levels of triglycerides.

Forward Looking Statements

Statements in this press release that are not statements of historical or current fact constitute "forward-looking statements" within the meaning of the U.S. securities laws and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of Neptune to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties,  readers are urged to consider statements labeled with the terms "believes," "belief," "expects," "intends," "anticipates," "will," or "plans" to be uncertain and forward-looking. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release.

The forward-looking statements contained in this news release are expressly qualified in their entirety by this cautionary statement and the "Cautionary Note Regarding Forward-Looking Information" section contained in Neptune's latest Annual Information Form, which also forms part of Neptune's latest annual report on Form 40-F, and which is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar.shtml and on the investor section of Neptune's website at www.neptunebiotech.com (the "AIF"). All forward-looking statements in this press release are made as of the date of this press release. Neptune does not undertake to update any such forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in Neptune public securities filings with the Securities and Exchange Commission and the Canadian securities commissions. Additional information about these assumptions and risks and uncertainties is contained in the AIF under "Risk Factors".

Neither NASDAQ nor the Toronto Stock Exchange accepts responsibility for the adequacy or accuracy of this release.

CONTACT: Neptune Contact:
         John Ripplinger
         Investor Relations
         +1.450.687.2262
         j.ripplinger@neptunebiotech.com
         neptunebiotech.com